Exhibit (h)(4)
GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC
Notification Of Undertaking To Reimburse
Certain Fund Expenses
     NOTIFICATION made October 1, 2011 by GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Adviser”), to GMO SERIES TRUST, a Massachusetts business trust (the “Trust”).
WITNESSETH:
     WHEREAS, the Adviser has organized the Trust to serve primarily as an investment vehicle for certain eligible retirement plans; and
     WHEREAS, the Adviser believes it would benefit from a high sales volume of shares of the Trust in that such a volume would maximize the Adviser’s fee as investment adviser to each series of the Trust constituting a separate investment portfolio set forth below (each a “Fund” and, collectively, the “Funds”); and
     WHEREAS, the Adviser has agreed to reimburse certain Funds for certain Fund expenses so as to reduce or eliminate certain costs otherwise borne by shareholders of the Funds and to enhance the returns generated by shareholders of the Funds.
     NOW, THEREFORE, the Adviser hereby notifies the Trust that the Adviser shall, as set forth below, reimburse a portion of the expenses of certain Funds listed below through the date designated by the Adviser in this Notification (the “Reimbursement Date”) (and any subsequent periods as may be designated by the Adviser by notice to the Trust).
     The Adviser will be obligated to reimburse a Fund for the portion of the Fund’s total annual operating expenses (excluding fees and expenses identified below (the “Excluded Fund Fees and Expenses”)) that exceed 0.00% of the Fund’s average daily net assets (the “Post-Reimbursement Expense Limitation”).
     As used in this Notification, Excluded Fund Fees and Expenses are: administration fees, 12b-1 fees, expenses indirectly incurred by investment in other Funds managed by the Adviser, fees and expenses of the independent trustees of the Trust and their independent counsel, fees and expenses for legal services the Adviser for the Trust has not undertaken to pay, compensation and expenses of Trust officers and agents who are not affiliated with the Adviser, brokerage commissions, securities lending fees and expenses, interest expense, transfer taxes, and other investment-related costs (including expenses associated with investments in any company that is an investment company (including an exchange-traded fund) or would be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), but for the exceptions to the definition of investment company provided in Sections 3(c)(1) and

3(c)(7) of the 1940 Act), hedging transaction fees, and extraordinary, non-recurring and certain other unusual expenses (including taxes).
     The Reimbursement Date for each Fund listed in the table above is October 1, 2012, and may be extended by the Adviser at its discretion.
     In providing this Notification, the Adviser understands and acknowledges that the Trust intends to rely on this Notification, including in connection with the preparation and printing of the Trust’s prospectuses and its daily calculation of each Fund’s or class’s net asset value.
     Please be advised that all previous notifications by the Adviser with respect to fee waivers and/or expense limitations regarding any of the Funds shall hereafter be null and void and of no further force and effect.

     IN WITNESS WHEREOF, the Adviser has executed this Notification of Undertaking to Reimburse Certain Fund Expenses on the day and year first above written.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC
By:
Name: J.B. Kittredge
Title: General Counsel